Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Convertible Senior Notes due 2028, of Globalstar, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: December 21, 2012

R. Michael Collins
Wazee Street Capital Management LLC
Wazee Street Opportunities Fund LP

By:	/s/ R. Michael Collins
R. Michael Collins, for himself and as
Managing Member of Wazee Street Capital
Management, LLC, for itself and as
General Partner of Wazee Street